September 30, 2010

VIA EDGAR (Correspondence Filing)

Ms. Kimberly Browning U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Bragg Capital Trust (the “Registrant”)

Post-Effective Amendment No. 13

File Nos. 333-85850; 811-21073

Dear Ms. Browning:

On behalf of the Registrant, this letter responds to the comments you provided to Michael Barolsky with respect to Post-Effective Amendment No. 13 to the Registrant's Registration Statement for the Queens Road Value Fund (the “Value Fund”) and the Queens Road Small Cap Value Fund (the “Small Cap Fund”) to comply with the new form N-1A statutory and summary prospectus requirements.  Your comments are set forth below and each is followed by the Registrant's response.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Marc L. Collins

Marc L. Collins

Prospectus

Comment 1:	Please confirm that the Registrant has not approved a 12b-1 plan for the Value Fund.
Response:	We confirm that the Registrant has not approved a 12b-1 plan for the Value Fund
Comment 2:	In the “Risk/Return Summary, Principal Investment Risks” section for each Fund, please add a risk factor that addresses the risks of equity investments.
Response:

The following risk factor has been added to the above-referenced section for each Fund:

Equity Risk. The prices of equity securities rise and fall daily. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

The following risk factor has been added to the Item 9 disclosure for each Fund:

Equity Risk. The prices of equity securities rise and fall daily. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time.

Comment 3:	In the “Risk/Return Summary, Performance” section for each Fund, please conform the narrative in the first paragraph to the language in Form N-1A. Item 4(b)(2)(i).
Response:

The above-referenced paragraph has been revised as follows:

Performance:  The bar chart and performance table below provide some indication of the risks of investing in the Fund by show ing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for a 1-year and 5-year period and for the life of the fund compare with those of a broad measure of market performance.  You should be aware that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund’s website at www.queensroadfunds.com or by calling the Fund at 1-800-595-3088.

Comment 4:	In the “Risk/Return Summary, Performance” section for each Fund, please move the first paragraph following the Average Annual Total Returns table to appear immediately prior to the table.
Response:	The requested revisions have been made.
Comment 5:

In the “Risk/Return Summary, Performance” section for each Fund, please delete or move the second paragraph after the Average Annual Total Returns table (which describes the benchmark index) to after the response to Item 8 of Form N-1A.

Response:	The above-referenced paragraphs have been deleted.
Comment 6:	In the “Tax Information” section for each Fund, please confirm whether the Fund accepts accounts through an IRA or 401(k) plan.
Response:	This confirms that the Funds accept accounts through an IRA or 401(k) plan.
Comment 7:

In the “Risk/Return Summary, Principal Investment Strategies” section for the Small Cap Fund, please ensure all references to the Fund’s assets accurately refers to “net assets.” For example, please inset “net” before the first use of “assets” in the third sentence of the first paragraph.

Response:

The above-referenced paragraph has been revised as set forth below, and corresponding changes have been made in other locations in the Prospectus.

Principal Investment Strategies:  The Fund seeks to achieve its investment objective by investing primarily in the equity securities (common stocks, preferred stocks and convertible securities) of small capitalization U.S. companies.  The Fund defines small capitalization (small cap) companies as those with a market capitalization of no more than $2 billion at the time of purchase.  Under normal circumstances, the Fund will invest at least 80% of its net assets (for the purpose of this requirement, net assets includes net assets plus any borrowings for investment purposes) in equity securities of companies with small market capitalization.  The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund.

Comment 8:

In the “Temporary Investments” section, please revise the third sentence to conform to Item 9 of Form N-1A (i.e., “the Fund may not achieve its investment objective” rather than “the opportunity to achieve its investment objective will be limited”).

Response:	The above-referenced sentence has been revised as follows: While a Fund is in a defensive position, the Fund may not achieve its investment objective.
Comment 9:

In the “Shareholder Information, Computing NAV” section, please revise the second paragraph to clarify that fair value computations are performed by the adviser, subject to the Board’s supervision, rather than that the computations are determined by the Board.

Response:

The above-reference paragraph has been revised as follows:

For purposes of computing NAV, each Fund uses the last reported sales price or quotation for portfolio securities, or if market quotations are not readily available or if BFA believes, in good faith, that the market quotations provided do not accurately represent the value of a security , fair value will be determined in good faith by BFA according to the Fund's Pricing Policy approved by the Board of Trustees and subject to the Board of Trustees ’ oversight ..

Comment 10:

In the “Shareholder Information, Other Information Concerning Purchase of Shares” section, please revise the paragraph to address the timing of notifications to (potential) shareholders regarding the rejection or cancelling of an order.  Please also clarify that the “loss” for which such person could be responsible is only a loss directly related to non-payment or the non-clearance of a check, as opposed to market-related losses.  Please also state that clearance of a check deposited for a purchase can take up to 15 days.

Response:

The above-referenced paragraph has been revised as follows:

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons.  If an order is canceled because of non-payment or because your check does not clear, you will be promptly notified of such action and you will be responsible for any loss related to the non-payment or non-cleared check that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for such loss.  For purchases of $50,000 or more, the Fund may, in its discretion, require payment by wire or cashier's or certified check. For initial purchases, the Fund will not process a redemption of the purchased shares until clearance of the check deposited for that purchase , which may take up to 15 days .. Cash, money orders and travelers checks are not accepted as payment for shares.

Comment 11:

In the “Shareholder Information, Other Information Concerning Redemption” section, please insert a statement that in the event of an in-kind redemptions, the shareholder will bear any market-related risks until the in-kind security(ies) are sold.

Response:

The following revision has been made:

The Funds have elected to be governed by Rule 18f-1 under the Investment Company Act of 1940 pursuant to which each Fund is obligated during any 90 day period to redeem shares for any one shareholder of record solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period. Should a redemption exceed such limitation, the Fund may deliver, in lieu of cash, readily marketable securities from its portfolio. The securities delivered will be selected at the sole discretion of the Fund, will not necessarily be representative of the entire portfolio and may be securities which the Fund would otherwise sell. The redeeming shareholder will usually incur brokerage costs in converting the securities to cash , and upon redemption, the redeeming shareholder will bear any market-related risks related to such securities until they are sold .. The method of valuing securities used to make the redemptions in kind will be the same as the method of valuing portfolio securities and such valuation will be made as of the same time the redemption price is determined.

Comment 12:

In the “Frequent Purchases and Redemptions of Fund Shares” section, please add disclosure in accordance with Item 11(e) of Form N-1A regarding any policy to accommodate and/or discourage frequent purchases and redemptions of Fund shares by Fund shareholders, if applicable.

Response:

The first sentence of the “Frequent Purchases and Redemptions of Fund Shares” section has been revised as set forth below.  The Registrant believes that the existing disclosure already describes the policies and procedures as required by the Form.

The Funds have adopted policies and procedures that prohibit market-timing.

Statement of Additional Information

Comment 13:	Please confirm that all non-principal risks and strategies are disclosed in the SAI.
Response:	This confirms that all non-principal risks and strategies are disclosed in the respective SAI.
Comment 14:

Please confirm that all principal risks and strategies disclosed in the SAI are distinguished by a heading to that effect.  Please also confirm that all principal risks and strategies disclosed in the SAI are discussed in the Prospectus.

Response:

This confirms that all principal risks and strategies disclosed in the SAI are distinguished by a heading to that effect and that all principal risks and strategies disclosed in the SAI are discussed in the Prospectus.

Comment 15:

Please note in your response the Registrant’s understanding that disclosure regarding the experience, qualifications, attributes, and skills of the Registrant’s trustees is a material part of the filing that should not be left incomplete in a post-effective filing pursuant to Rule 485.

Response:

This confirms the Registrant’s understanding that disclosure regarding the experience, qualifications, attributes, and skills of the Registrant’s trustees is a material part of the filing that should be complete in any post-effective filing.

Comment 16:	Please include the “Tandy” representations in your response.
Response:	The requested representations are set forth in the cover letter.

lah 760541.2